SAMSON OIL & GAS LIMITED JOINT VENTURES WITH DEVON IN THE BAXTER SHALE

Denver 1700 hours April 29, Perth 0700 hours April 30, 2008

Samson Oil & Gas Limited (“Samson”) has executed an Exploration Agreement with Devon Energy Production Company (“Devon”). The agreement covers Samson’s 6,400 acre holding in the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 mmcfpd from the Baxter Shale.

The Exploration Agreement envisages that a 3D seismic grid will be acquired in an effort to define an exploratory program. Devon will operate the seismic acquisition and any subsequent exploratory program. Samson anticipates that the seismic acquisition will be undertaken in the summer of 2008. Samson will hold a 50% interest in the leasehold block unless Samson permits a third party to complete the second farm-in well in the Greens Canyon area and earn an 18% equity stake in Samson’s leases. In that circumstance, Samson would retain a 32% equity interest in these leases.

The acquisition of 3D seismic is a necessary first step in the evaluation process such that naturally occurring fractures systems can be identified and evaluation drilling. This appears to be one of several technical keys to the successful flow rates seen to date in the Vermillion region.

Samson’s agreement with Devon Energy would appear to complement their existing lease holding which is shown on the attached map. This map shows both Samson’s acreage (in yellow) and Devon’s (in green).

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration activities and in the accuracy of predictions made on the basis of seismic data.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.